Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges (in thousands)

	Six months ended June 30,
		For the year ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings (loss):
Loss before income taxes	$(78,602)	$(141,429)	$(4,682)	$(100,364)	$(104,126)	$(110,211)
Add:
Interest expense	3,202	6,567	6,722	2,253	1,971	2,114
Estimated interest factor in rental expense	141	303	47	855	784	1,459

Total loss	$(75,259)	$(134,559)	$2,087	$(97,256)	$(101,371)	$(106,638)

Fixed Charges:
Interest expense	$3,202	$6,567	$6,722	$2,253	$1,971	$2,114
Estimated interest factor in rental expense	141	303	47	855	784	1,459

Total fixed charges	$3,343	$6,870	$6,769	$3,108	$2,755	$3,573

Ratio of Earnings to Fixed Charges (1)	—	—	0.31	—	—	—

(1)    For the six months ended June 30, 2017, and the fiscal years ended December 31, 2016, 2015, 2014, 2013 and 2012, our earnings were insufficient to cover fixed charges by $78.6 million, $141.4 million, $4.7 million, $100.4 million, $104.1 million and $110.2 million, respectively.